SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Rule 13d-101

(Amendment No. __)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE § 240.13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE § 240.13d-2(a)

Wize Pharma, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

97751M108

(CUSIP Number)

Ridge Valley Corporation

Room 206, Premier Building

P.O Box 332

Victoria, Mahe

Seychelles

Tel: +248 261-0949

Attention: Priscilla Julie

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2017

(Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

______________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 97751M108	Schedule 13D

1	NAMES OF REPORTING PERSONS Ridge Valley Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 33,330,578*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 33,330,578*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,330,578*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.3%*
14	TYPE OF REPORTING PERSON CO

* See Item 5 for beneficial ownership information.

CUSIP No. 97751M108	Schedule 13D

1	NAMES OF REPORTING PERSONS Priscilla Julie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 33,330,578*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 33,330,578*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,330,578*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.3%
14	TYPE OF REPORTING PERSON OO

* See Item 5 for beneficial ownership information.

Item 1. Security and Issuer.

This statement relates to shares of common stock, par value $0.001 per share (the “Shares”) of Wize Pharma, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 5b Hanagar Street, Hod Hasharon, Israel 4527708.

Item 2. Identity and Background.

(a) - (c), (f): The following are the (i) names of the reporting persons (the “Reporting Persons”), (ii) place of organization, principal business, and address of the principal business or office of each Reporting Person that is a corporation, and (iii) residence or business address and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship, of each Reporting Person who is a natural person:

(1)	Ridge Valley Corporation (“Ridge”) is a Seychelles corporation. Ridge’s’ principal business is business investments, including investment in the Issuer. Ridge’s business address is Room 206, Premier Building, P.O Box 332, Victoria, Mahe, Seychelles. The sole director and executive officer of Ridge is Priscilla Julie. Noam Danenberg, the Issuer’s Chief Operating Officer, is also the son-in-law of Mrs. Hanna Harpaz, who owns 49% of Ridge.

(2)	Ms. Priscilla Julie is a citizen of Seychelles. Ms. Julie is a Corporate Manager/Director of the International Offshore Corporate and Consultancy Services, room 206, Premier Building, Victoria, Mahe, Seychelles. Ms. Julie’s address is Bel Ombre, Mahe, Seychelles.

(d)         None of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)         None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

See Item 4 below, which is incorporated by reference herein.

Item 4. Purpose of Transaction.

On November 16, 2017 (the “Closing Date”), Bufiduck Ltd., a wholly owned subsidiary of the Issuer (“Merger Sub”) was merged with and into Wize Pharma Ltd., a company formed under the laws of the State of Israel (“Wize Israel”), with Wize Israel continuing as the surviving entity and becoming a wholly owned subsidiary of the Issuer (the “Merger”) and Issuer was renamed “Wize Pharma, Inc.”. U.S. dollar translations of NIS amounts presented herein are translated using the rate of NIS 3.513 to one U.S. dollar, the exchange rate reported by the Bank of Israel for November 26, 2017.

In connection with the Merger and under the terms of the Agreement and Plan of Merger (the “Merger Agreement”), dated as of May 21, 2017, by and between the Issuer, Merger Sub and Wize Israel (the “Merger Agreement”):

●	at the effective time of the Merger (the “Effective Time”) each ordinary share of Wize Israel that was issued and outstanding was automatically cancelled and converted into 4.1445791236989 Shares (the “Exchange Ratio”). As a result, an aggregate of 93,971,259 Shares were issued to former Wize Israel shareholders;

●

amounts borrowed under a convertible loan (the “2017 Loan”) extended to Wize Israel by each of Ridge, Rimon Gold Assets Ltd. (“Rimon Gold”) and Shimshon Fisher (collectively, the “2017 Lenders”), reflected by a convertible loan agreement entered into on January 19, 2017 (the “2017 Loan Agreement”), were adjusted based on the Exchange Ratio and became convertible into Shares at a conversion price of NIS 0.17 (approximately $0.05), subject to adjustments for stock splits and similar events set forth in the 2017 Loan Agreement (the “2017 Loan Conversion Price”). The 2017 Loan consists of the 2017 Lenders’ agreement to loan Wize Israel an aggregate principal amount of up to NIS 3 million (approximately $854,000), such loan having a maturity date of December 31, 2017 and bearing interest at an annual rate of 4%. As of November 27, 2017, each of the 2017 Lenders have loaned NIS 1 million (approximately $285,000) to the Issuer. Ridge has the right, at its sole discretion, to convert any outstanding portion of the 2017 Loan, including interest, into Shares, but not less than NIS 100,000 (approximately $28,000); and

●	the 2017 Lenders (including Ridge), have the right until the lapse of 18 months following the conversion of the 2017 Loan, to make investments in the Issuer in an amount equal to NIS 1.50 (approximately $0.40) for each NIS 1.00 (approximately $0.30) of its respective loan amount converted, at an agreed price per share equal to 120% of the loan conversion price (the “2017 Future Investment Right”).

In order to secure its obligations and performance pursuant to the convertible loan entered into between Wize Israel and Rimon Gold entered into on March 20, 2016 (as amended on March 30, 2016, the “2016 Loan”), Wize Israel recorded a first priority fixed charge in favor of Rimon Gold on all of Wize Israel’s rights, including its distribution rights, under the license agreement, as amended, entered into by Wize Israel and Resdevco Ltd., and a first priority floating charge on all of Wize Israel’s rights, title and interest in all of its assets, as they may exist from time to time (the agreements relating to such charges being referred to as the “Security Agreements”).

Ridge is entitled, under certain circumstances, to demand repayment of the 2017 Loan, including: (i) if Wize Israel breaches or fails to perform or is shown to have made a false statement, under the 2017 Agreement or the Security Agreements; (ii) any failure of Wize Israel to make a timely payment; (iii) upon the appointment of a receiver; (iv) the imposition of a lien on a material asset of Wize Israel; (v) if Wize Israel files a motion to freeze proceedings; and (vi) an adverse material change.

The 2017 Loan contains a number of restrictive covenants that limit Wize Israel’s operating flexibility. These covenants include, among other things, limitations on the creation of liens; on the incurrence of indebtedness; on dispositions of assets, mergers, acquisitions and other change of control transactions; on changes in the general nature of Wize Israel’s business; restrictions on payments to related parties; and on the distribution of dividends.

Prior to entering into the 2017 Loan Agreement, Ridge provided the following three loans to Wize Israel, all of which bore interest at an annual rate equal to the interest rates of the Israeli government bonds: (1) NIS 250,000 (approximately $71,000) was extended in November 2016, (2) NIS 300,000 (approximately $85,000) was extended in December 2016 and (3) NIS 200,000 (approximately $57,000) was extended in February 2017 (together, the “Ridge Interim Loans”). On March 30, 2017, after Ridge already provided NIS 250,000 (approximately $71,000) under the 2017 Loan Agreement out of the NIS 1 million (approximately $285,000) committed by Ridge thereunder, Ridge exercised its right to have the Ridge Interim Loans being treated as a portion of the remaining NIS 1 million (approximately $285,000).

As part of the 2017 Loan Agreement, Wize Israel and the other lenders agreed that (1) the security interests made under the Security Agreements will also serve to secure the loans made by Rimon Gold under the 2017 Loan Agreement, and (2) Rimon Gold will have the right to be repaid the full 2016 Loan prior to any repayment of the 2017 Loan.

As a result of the Merger, Ridge, currently beneficially owns 33,330,578 Shares, representing approximately 28.3% of the outstanding Shares consisting of:

●	19,853,641 Shares;

●	6,075,903 Shares into which the Ridge’s 2017 Loan principal amount of NIS 1,000,000 (approximately $285,000) plus accrued interest of NIS 27,000 (approximately $8,000) as of November 27, 2017, is convertible into based on the 2017 Loan Conversion Price; and

●	7,401,034 Shares issuable upon the exercise of Ridge’s 2017 Future Investment Rights.

The foregoing description of the Merger Agreement and the 2017 Loan Agreement is qualified in its entirety by the full text of such agreements, which are incorporated by reference herein.

The Reporting Persons intend to review their investment in the Issuer on a regular basis. Subject to the limitations imposed by applicable law, the Reporting Persons reserve the right to, without limitation, purchase, hold, vote, trade, dispose of or otherwise deal in Shares, in open market or private transactions, block sales or purchases or otherwise, and at such times as they deem advisable to benefit from, among other things, changes in market prices of Shares, changes in the Issuer’s operations, business strategy or prospects, or from the sale or merger of the Issuer. In order to evaluate their investment, the Reporting Persons may routinely monitor the Issuer’s share price, business, business development, capital structure and strategic matters, prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. As part of their investment review, the Reporting Persons may discuss such matters with the management or directors of the Issuer and other shareholders. Such factors and discussions may materially affect the Reporting Persons’ investment purpose and, subject to the terms of Agreements and applicable law, may result in the Reporting Persons’ modifying their ownership of Shares, proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Except as may be provided otherwise herein, none of the Reporting Persons, presently have any other plans or proposals which would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Issuer or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iii) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors; (iv) any material change in the present capitalization or dividend policy of the Issuer; (v) any other material change in the Issuer’s business or corporate structure, (vi) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (ix) any action similar to any of those enumerated above. However, due to changing circumstances, the Reporting Persons may in the future elect otherwise and reserve their right to effectuate any and all changes which they deem in furtherance of the best interests of the Issuer.

Item 5. Interest in Securities of the Issuer.

The percentages set forth below are based on 104,412,510 Shares outstanding as of November 27, 2017, based on information provided to the Reporting Persons by the Issuer.

(a), (b)  Ridge beneficially owns 33,330,578 Shares, representing approximately 28.3% of the outstanding Shares, including 6,075,903 Shares issuable upon the conversion of Ridge’s portion of the 2017 Loan and 7,401,034 Shares issuable upon the exercise of Ridge’s 2017 Future Investment Rights. Priscilla Julie is the sole director of Ridge and holds the voting and dispositive power of the Shares beneficially owned by Ridge. Noam Danenberg, the Issuer’s Chief Operating Officer, is also the son-in-law of Mrs. Hanna Harpaz, who owns 49% of Ridge.

(c)           None of the Reporting Persons have effected any transactions in the Shares in the past 60 days, except as set forth in Item 4, which is incorporated by reference herein.

(d)          No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons.

(e)         Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

See Item 4 above, which is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 -	Agreement and Plan of Merger, dated as of May 21, 2017, by and among the Issuer, Bufiduck Ltd. and Wize Pharma Ltd. (incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Issuer on May 21, 2017).

Exhibit 2 -	Second Convertible Loan Agreement dated January 19, 2017 between Wize Pharma Ltd. Ridge Valley Corporation and Rimon Gold Assets Ltd. (unofficial English translation from Hebrew) (incorporated herein by reference to Exhibit 10.23 of the Registration Statement on Form S-4 filed by the Issuer on July 27, 2017).

SIGNATURE

After a reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2017	Ridge Valley Corporation

	By:	/s/ Priscilla Julie
	Name:	Priscilla Julie
	Title:	Director

Priscilla Julie

	By:	/s/ Priscilla Julie